IAMGOLD PROVIDES NOTICE OF FIRST QUARTER 2026 RESULTS AND CONFERENCE CALL

Toronto, Ontario, April 10, 2026 - IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce it plans to release its first quarter 2026 operating and financial results after market hours on Tuesday, May 5, 2026. Senior management will host a conference call to discuss the operating performance and financial results on Wednesday, May 6, 2026, at 8:30 a.m. (Eastern Time).

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following options:

Pre-register via: Chorus Call IAMGOLD Q2 2026 Registration (recommended) - Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (833) 752-3518

International: 1 (647) 846-8209

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=l2jB5vCu

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within North America or 1 (412) 317-0088 from international locations and entering the passcode: 2979130.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70|30 partnership with Sumitomo Metal Mining Co. Ltd. ("SMM"). In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Business Development & Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com